

Mail Stop 3561

October 2, 2008

Mr. David Rector
Chief Financial Officer
Nano Holdings International, Inc.
1640 Terrace Way
Walnut Creek, California 94597

> **Re:** **Nano Holdings International, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **File No. 0-52636**

Dear Mr. Rector:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief